November 29, 2012

Mr. Bruce Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Integra LifeSciences Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed October 24, 2012
File No. 000-26224

Dear Mr. Cascio:

In response to your letter dated November 14, 2012, Integra LifeSciences Holdings Corporation (the “Company”) is today submitting to the Staff of the Securities and Exchange Commission a letter from our counsel, Joel H. Trotter of Latham & Watkins LLP.

Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

/s/ John B. Henneman, III
John B. Henneman, III
Executive Vice President,
Finance and Administration, and
Chief Financial Officer